UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-137371

Kabel Deutschland GmbH

(Exact name of registrant as specified in its charter)

Betastrasse 6-8, 85774 Unterföhring, Germany

+49-89-96010-100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

and

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Exact name of registrant as specified in its charter)

Betastrasse 6-8, 85774 Unterföhring, Germany

+49-89-96010-100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

€250 million 10.750% Senior Notes due 2014

$610 million 10.625% Senior Notes due 2014

Guarantees of €250 million 10.750% Senior Notes due 2014

Guarantees of $610 million 10.625% Senior Notes due 2014

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☐	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☒	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

Item 1.	Exchange Act Reporting History

A. Kabel Deutschland GmbH (“KDG”) is a limited liability company and was incorporated under the laws of Germany. Kabel Deutschland Vertrieb und Service GmbH & Co. KG (“KDVS”) is a limited partnership and was formed under the laws of Germany. KDG and KDVS first became subject to the reporting obligations under the Exchange Act of 1934, as amended (the “Exchange Act”) pursuant to a Registration Statement on F-4, Registration No. 333-137371 and 333-137371-01, that was declared effective on or about October 4, 2006.

B. KDG and KDVS have filed or submitted all reports required under Sections 13(a) and 15(d) of the Exchange Act and the corresponding rules of the Securities and Exchange Commission (the “Commission”) for the twelve months preceding the filing of this Form 15F, including the Annual Report on Form 20-F for the fiscal year ended March 31, 2010, which was filed on July 27, 2010.

Item 2.	Recent United States Market Activity

On October 4, 2006, KDG and KDVS filed a prospectus pursuant to Rule 424(b)3 of the Securities Act of 1933, as amended (the “Securities Act”) with the Commission relating to an offering of (i) €250,000,000 aggregate principal amount of 10.750% Senior Notes due 2014 issued by KDG (the “Euro Notes”) and guaranteed on a senior unsecured basis by KDVS (the “Euro Guarantees”), in exchange for substantially identical outstanding debt securities that had been offered in a transaction exempt from the registration requirements of the Securities Act and (ii) $610,000,000 aggregate principal amount of 10.625% Senior Notes due 2014 issued by KDG (the “Dollar Notes” and, together with the Euro Notes, the “Notes”) and guaranteed on a senior unsecured basis by KDVS (the “Dollar Guarantees” and, together with the Euro Guarantees, the “Guarantees”), in exchange for substantially identical outstanding debt securities that had been offered in a transaction exempt from the registration requirements of the Securities Act.

Since that time, neither KDG nor KDVS have conducted any other offerings of securities required to be registered under the Securities Act.

Item 3.	Foreign Listing

A. The Notes and the Guarantees are listed on the Irish Stock Exchange located in the Republic of Ireland, which constitutes the primary trading market for the Notes and the Guarantees.

B. The date of the initial listing by KDG and KDVS on the Irish Stock Exchange was January 12, 2005. KDG and KDVS has maintained a listing of the Notes on the Irish Stock Exchange for at least the twelve months preceding the filing of this Form 15F.

C. Unknown.

Item 4.	Comparative Trading Volume Data

Not applicable.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

As of July 7, 2010, the number of U.S. holders of KDG’s €250 million 10.750% Senior Notes due 2014 who KDG identified as being United States residents was 5.

As of July 7, 2010, the number of U.S. holders of KDG’s $610 million 10.625% Senior Notes due 2014 who KDG identified as being United States residents was 91.

As of July 7, 2010, the number of U.S. holders of KDVS’ guarantee of KDG’s €250 million 10.750% Senior Notes due 2014 who KDVS identified as being United States residents was 5.

As of July 7, 2010, the number of U.S. holders of KDVS’ guarantee of KDG’s $610 million 10.625% Senior Notes due 2014 who KDVS identified as being United States residents was 91.

Each of KDG and KDVS has relied upon the assistance of Bondholder Communications Group, LLC to determine the number of debt security holders.

Item 7.	Notice Requirement

KDG and KDVS issued a news release disclosing their intention to terminate their registration under the Exchange Act via PR Newswire on August 23, 2010.

Item 8.	Prior Form 15 Filers

Not applicable.

Item 9.	Rule 12g3-2(b) Exemption

KDG and KDVS will publish the information required under Rule 12g3-2(b)(1)(iii) on KDG’s website at www.kabeldeutschland.com.

Item 10.	Exhibits

Exhibit 1.1 Press Release pursuant to Rule 12h-6(h) under the Exchange Act, dated August 23, 2010.

Item 11.	Undertakings

Each of the undersigned issuers hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, KDG and KDVS have each duly authorized the undersigned person to sign on their behalf this certification on Form 15F. In so doing, KDG and KDVS each certify that, as represented on this Form, each of them has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Kabel Deutschland GmbH

(Registrant)

Date: August 23, 2010

By:	/S/ PAUL THOMASON
PAUL THOMASON
Chief Financial Officer

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Registrant)

Date: August 23, 2010

By:	/S/ PAUL THOMASON
PAUL THOMASON
Chief Financial Officer

Exhibit 1.1

INVESTOR RELATIONS RELEASE

Kabel Deutschland files Form 15F to deregister in the United States under the Securities Exchange Act of 1934

Unterfoehring, August 23, 2010 – Kabel Deutschland GmbH (“KDG”), a 100% owned subsidiary of Kabel Deutschland Holding AG, today announced that it has filed a Form 15F with the U.S. Securities and Exchange Commission (the “SEC”) with the intention of voluntarily terminating the registration of its €250 million 10.750% Senior Notes due 2014 and its $610 million 10.625% Senior Notes due 2014 (collectively, the “Notes”), which are guaranteed on a senior subordinated basis by Kabel Deutschland Vertrieb und Service GmbH & Co. KG, under section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”).

KDG expects that this termination of registration will become effective 90 days after its filing with the SEC. KDG will continue to serve investors with transparent financial reporting, however, as result of this filing, KDG’s reporting obligations with the SEC, including its obligations to file annual reports on Form 20-F and reports on Form 6-K, will immediately be suspended.

KDG is current with its reporting requirements under the Exchange Act, but its Notes have never been listed, traded or quoted on any stock exchange in the United States.

In determining to terminate the registration of its Senior Notes under the Exchange Act, KDG believes that the administrative burdens and costs associated with being a SEC registrant and the time and costs associated with preparing SEC filings and meeting SEC regulatory requirements far outweigh the benefits derived by KDG or its investors.

Please refer to our website www.kabeldeutschland.com for further information.

ON BEHALF OF THE BOARD

Contact:

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastr. 6-8

85774 Unterfoehring

Germany

Insa Calsow:	+49 89 / 960 10 - 184; insa.calsow@kabeldeutschland.de
Elmar Baur:	+49 89 / 960 10 - 187; elmar.baur@kabeldeutschland.de
Eva Brand:	+49 89 / 960 10 - 151; eva.brand@kabeldeutschland.de

Assistant:
Astrid Adamietz:	+49 89 / 960 10 - 186; astrid.adamietz@kabeldeutschland.de

This release is also available at www.kabeldeutschland.com.

About Kabel Deutschland

Kabel Deutschland (“KD”), Germany’s largest cable operator, offers its customers digital, high definition and analogue TV, Pay TV services, broadband Internet (up to 100 Mbit/s) and fixed line phone services via cable as well as mobile services in cooperation with an industry partner. The publicly listed company operates the cable networks in 13 German federal states and supplies its services to approximately 8.9 million connected households. KD offers an open digital TV platform for all program providers.